Exhibit 12.1
Levitt Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax income from operations before adjustment for income or loss from equity investees	$(24,378)	74,469	74,194	35,304	20,347
Fixed charges	42,002	19,264	11,099	7,924	8,057
Add: Amortization of capitalized interest	15,358	8,959	9,872	6,425	6,174
Distributed income from equity investees	754	447	9,744	1,561	6,214
Capitalized interest	(42,002)	(19,264)	(10,840)	(7,691)	(7,668)

	$(8,266)	83,875	94,069	43,523	33,124

Fixed charges:
Interest expense	—	—	259	233	389
Interest capitalized	$42,002	19,264	10,840	7,691	7,668

	$42,002	19,264	11,099	7,924	8,057

Ratio of earnings to fixed charges	—	4.35	8.48	5.49	4.11
Deficiency	$50,275	—	—	—	—